Management’s Discussion and Analysis
For the three months ended March 31, 2008

This Management’s Discussion and Analysis ("MD&A"), dated May 7, 2008, should be read in conjunction with the MD&A and annual consolidated financial statements, and notes relating thereto, of Gammon Gold Inc. ("the Company") for the year ended December 31, 2007, and the unaudited interim consolidated financial statements for the period ended March 31, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as "Q1", "Q2", "Q3" and "Q4", respectively.

Gammon Gold Inc. is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company owns and operates the Ocampo mine in Chihuahua State and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State. Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

First Quarter Highlights

-

Total production of 33,099 gold ounces and 1,310,971 silver ounces, or 57,946 gold equivalent ounces, at a quarterly cash cost per ounce of $491.

-

Revenue from mining operations of $51.4 million compared to $43.5 million in 2007, reflecting an average quarterly gold selling price of $928 per ounce and silver selling price of $17.69 per ounce, versus average quarterly selling prices of $656 and $13.40 per ounce of gold and silver respectively, in the first quarter of 2007.

-

Net earnings per share of $0.07 ($0.07 on a diluted basis) compared to net loss per share of ($0.10) (basic and diluted) in the first quarter of 2007.

-

First quarter cash flow from operations was a positive $14.6 million, compared to a negative $9.3 million during the same period in 2007.

-

Net free positive cash flow of $1.6 million during the quarter, compared to net negative cash flow of $20.4 million in the first quarter of 2007 and net negative cash flow of $10.8 million in the fourth quarter of 2007.

-

Q1 2008 represented the first quarter in the Company’s operational history that the Company generated positive net earnings and positive net free cash flow.

-

The Company’s turn-around strategy which was implemented in December 2007, combined with stronger metal prices, continued to achieve encouraging results with respect to targeted cost reduction and productivity initiatives, as follows:

  Production in Q1 2008 increased 20% over the fourth quarter of 2007;

  Consolidated cash costs per gold equivalent ounce were reduced by 27% compared to the fourth quarter of 2007;

  Operating cash flow improved by $11.8 million over the fourth quarter of 2007; and,

  Improved cash flow performance enabled the Company to make $2.1 million in principal debt repayments during the quarter, and further repayments of $1.5 million during the first week of April 2008 and $1.5 million during the first week of May 2008.

-

In March 2008, the Company announced encouraging drilling results at its Guadalupe y Calvo exploration project. Exploration diamond drilling recommenced on this project during the fourth quarter of 2007 as part of a 15-hole (2,400 metre) exploration drilling program.

1

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Growth Strategy

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders. The Company’s growth strategy is to increase its production profile and reserve base through:

-

Expansion opportunities at Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

-

Planned expansion of the exploration programs at Ocampo and El Cubo in the latter half of 2008; and

-

Pending the results from the Guadalupe y Calvo exploration program during the first half of 2008, aggressive advancement of the exploration program during the second half of 2008 and into 2009.

Summarized Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Three months ended	Three months ended	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
Gold ounces sold	31,455	28,665	36,322
Silver ounces sold	1,248,594	1,183,729	1,469,178
Gold equivalent ounces sold(1)	55,099	49,969	66,305
Gold equivalency rate	53	56	49
Gold ounces produced	33,099	27,571	35,126
Silver ounces produced	1,310,971	1,140,797	1,421,966
Gold equivalent ounces produced(1)	57,946	48,124	64,146
Revenue from mining operations	$51,368	$39,700	$43,500
Production costs, excluding amortization and depletion	$26,697	$33,511	$37,440
Net earnings / (loss)	$8,489	($20,729)	($10,262)
Net earnings / (loss) per share	$0.07	($0.19)	($0.10)
Net earnings / (loss) per share, diluted(2)	$0.07	($0.19)	($0.10)
Cash flows from / (used in) operations	$14,553	$2,704	($9,260)
Net free cash flow(3)	$1,592	($10,766)	($20,425)
Total cash costs per gold equivalent ounce(3)	$491	$676	$575
Total cash costs per gold ounce(3)	$158	$589	$500
Average realized gold price per ounce	$928	$795	$656
Average realized silver price per ounce	$17.69	$14.32	$13.40
Cash dividends declared	$Nil	$Nil	$Nil

(1) Gold equivalent ounces are calculated based on actual sales.

(2) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q4 2007 and Q1 2007, as all factors were anti-dilutive.

(3) See the Non-GAAP Measures section on page 12.

In the first quarter of 2008, the Company sold 55,099 gold equivalent ounces, representing a 10% increase over sales of 49,969 gold equivalent ounces in Q4 2007, and a 17% decrease over sales in Q1 2007 of 66,305 gold equivalent ounces. Total revenues increased by $11.7 million from $39.7 million in Q4 2007 to $51.4 million, reflecting stronger metal prices and increased sales of gold and silver ounces. First quarter revenue increased by $7.9 million over the same period of the prior year despite lower sales of gold and silver ounces, as a result of the stronger metal prices.

Consolidated net earnings were $8.5 million in the first quarter of 2008, representing an increase of $29.2 million over the fourth quarter of 2007. This increase was due to increased production, higher metal prices and lower costs of production. Also included in the Q4 2007 results was an $8 million increase to future income tax expense, as a result of changes in the Mexican tax regime. The current quarter net earnings increased $18.8 million when compared to the net loss of $10.3 million in Q1 2007, primarily due to the higher metal prices and lower costs of production. Total cash costs per gold equivalent ounce decreased to $491 in the first quarter of 2008, a reduction of 27% compared to the fourth quarter of 2007 and 15% compared to the first quarter of 2007.

2

Management’s Discussion and Analysis
For the three months ended March 31, 2008

The first quarter of 2008 reflected improved performance at the Company’s Ocampo location as a result of improved mine productivity and underground dilution levels. As the impact of the turn-around initiatives gain traction, key operational indicators such as daily mill tonnage, mining equipment availability, and open pit production, all improved in the first quarter of 2008. As a result, the Company reported improvements in production and cash costs in the first quarter of 2008. This trend is expected to continue throughout 2008 as productivity initiatives continue to advance.

Results of Operations

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		OTHER
	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Gold ounces produced	22,779	27,202	10,320	7,924	-	-
Silver ounces produced	843,462	1,043,307	467,509	378,659	-	-
Gold equivalent ounces produced(1)	38,712	48,494	19,234	15,652	-	-
Gold ounces sold	21,527	27,813	9,928	7,924	-	-
Silver ounces sold	796,460	1,061,405	452,134	378,659	-	-
Gold equivalent ounces sold(1)	36,567	49,474	18,532	15,652	-	-
Revenue from mining operations	$33,972	$33,280	$17,396	$10,220	-	-
Production costs	$16,667	$29,584	$10,030	$7,856	-	-
Refining costs	$224	$362	$150	$113	-	-
Net earnings / (loss) before other items	$10,468	($4,897)	$2,890	($3,245)	($4,001)	($2,543)
Total cash costs per gold equivalent ounce(2)	$462	$591	$549	$509	-	-
Total cash costs per gold ounce(2)	$130	$538	$220	$363	-	-

(1) Gold equivalent ounces are calculated based on actual sales.

(2) See the Non-GAAP Measures section on page 12.

Operational Review - Ocampo

The incremental improvements from fourth quarter continued into the first quarter of 2008 at Ocampo. The Company continued to issue monthly press releases reporting financial results on February 19, 2008, March 11, 2008, and April 7, 2008.

The following table summarizes some of the key production and cost initiatives being managed:

Area for
improvement		Measures to be taken throughout 2008		Update on progress

Equipment	-	Additional underground equipment to be delivered in	-	Some equipment has arrived with one more piece of underground
Availability		March and April 2008		equipment expected in May.
(Fixed & Mobile)	-	Operator training to be provided by equipment	-	Trainers have been hired to train all employees on proper
		supplier to strengthen operating and maintenance		operating procedures.
		practices	-	A group maintenance manager was appointed to oversee
	-	Seasoned fixed and mobile maintenance managers		maintenance, and one additional maintenance manager was hired.
		to be appointed	-	Expanded spares inventory level is being maintained to minimize
	-	Maintain sufficient spares inventory to minimize		downtime.
downtime

3

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Area for
improvement		Measures to be taken throughout 2008		Update on progress

Insufficient	-	New underground equipment in March and April	-	Some equipment has arrived with one more piece of underground
Underground		2008 to allow accelerated development		equipment expected in May.
Development	-	Annualized target of 50 development metres per day	-	Averaged 39 development metres per day in Q1 2008 versus 32 in
	-	Increase underground production by the end of 2008		Q4 2007.
			-	Continue to expect increased production in each subsequent
quarter as access to additional areas is obtained.
Underground	-	Continue development of longhole mining stopes to	-	Continued progress is being made with respect to longhole mining.
Mining Method		maximize productivity and minimize dilution	-	A dedicated trainer has been hired to continuously improve
Selection	-	Training on longhole mining methods and utilization		longhole mining methods.
		of proper equipment	-	A dedicated quality control department is focused on continuously
	-	Establish quality assurance / quality control team		improving dilution.
dedicated to dilution management
Processing	-	Appointment of seasoned processing manager	-	A processing manager was appointed in February.
Facility Availability	-	Proper inventory of spares	-	Expanded spares inventory level is being maintained to minimize
	-	Appointment of seasoned maintenance manager		downtime.
			-	A group maintenance manager was appointed.
Cost Management	-	Ongoing improvements to reporting systems and	-	Continued improvement of systems in an effort to identify areas to
Issues		cost control measures		reduce costs.
	-	Continued implementation of optimal mining methods	-	Current projects include increasing capacity and reducing
	-	Optimization of consumable and reagents usage		consumables at the mill and paste fill in the underground.
	-	Continued focus on optimizing workforce	-	Continue to monitor headcount levels, and actively recruiting for several key management positions.
Labour Relations	-	Production bonus schedule to be implemented	-	Production bonus program is now fully implemented.
– Compensation	-	Communications with workforce enhanced	-	Regular pre-shift meetings are held with workers to encourage
Challenges	-	Proactive labour relations program implemented		safe working methods.
	-	Continual improvement to safety and mine services	-	5 experienced managers were appointed Q1 with over 150 years
	-	More experienced mine management team		of international experience.
appointed
Liquidity	-	Restrictions removed from the $60 million revolving	-	Subject to providing a satisfactory mine plan by May 31st, 2008,
Constraints		line of credit		the Company’s financiers agree to remove all restrictions that limit
	-	Improved productivity in early 2008 providing positive		access to the final $12.5 million portion of the credit facility, such
		cash flow from operations		that the Company will have access to the full $60 million facility.
	-	Significantly enhanced cost controls and	-	$14.6 million in positive cash flow from operations was generated
		management reporting systems		during the first quarter.
			-	More robust internal reporting implemented, as evidenced by the press releases summarizing monthly financial results.
			-	$2.1 million debt repayment made during the quarter, and two further payments of $1.5 million each made in early April and early
May.

Ocampo Underground Mine

	Q1 2008	Q4 2007	Q1 2007
Tonnes of ore mined	79,052	81,210	97,290
Tonnes of ore mined per day	869	883	1,081
Average grade of gold(1)	3.32	3.09	3.91
Average grade of silver(1)	194.62	171.9	218.4
Average grade of gold equivalent(1)	7.07	6.20	8.36
Metres developed	3,518	2,989	2,979

(1) Grams per tonne.

The Company received most of the new underground equipment by the beginning of the second quarter, with one additional piece expected in May 2008. Tonnes of ore mined remained relatively unchanged during the quarter as this equipment arrived too late to positively impact the results of the first quarter, however productivity is expected to improve in the second quarter. Experienced longhole miners were hired during the quarter to train longhole mining personnel, in an effort to reduce dilution and increase grade. Dilution has decreased by 14% to 23% in the first quarter compared to the fourth quarter of 2007. This has also resulted in a grade of 7.07 grams per tonne for the first quarter, a 14% improvement when compared to the fourth quarter of 2007.

4

Management’s Discussion and Analysis
For the three months ended March 31, 2008

The Company continues to accelerate development for 2008 with an 18% increase in metres developed in the first quarter when compared to the fourth quarter of 2007. This development has positioned the Company with 560,000 tonnes of ore available for mining, and will allow for more flexibility in sequencing mining areas. Additionally, the Company continues to develop the Santa Eduviges decline, located under the Plaza de Gallos portion of the Ocampo Open Pit mine, that has the potential for a second underground mine and an additional source of high grade ore feed to the mill.

Ocampo Open Pit Mine

	Q1 2008	Q4 2007	Q1 2007
Total tonnes mined	6,631,790	6,682,603	5,534,371
Total tonnes mined per day	72,877	72,637	61,493
Tonnes of ore mined	747,284	654,605	1,671,141
Waste to ore ratio(1)	7.87 : 1	9.21 : 1	2.31:1
Average grade of gold(2)	0.89	0.75	0.50
Average grade of silver(2)	30.40	33.54	13.36
Average grade of gold equivalent(2)	1.46	1.35	0.77

(1) Marginal low grade ore inventoried in previous quarters is now classified as waste, causing an increase in the waste to ore ratio in Q1 2008 and Q4 2007.

(2) Grams per tonne.

In December 2007 and into late Q1 2008, two open pit excavators were unavailable due to a scheduled major maintenance program. In mid-February 2008, the first excavator was re-commissioned with an immediate impact on productivity. The second excavator was re-commissioned in the second half of March resulting in the best quarter in the history of the operation for tonnes mined per day. The Company expects that productivity will further increase and normal operations will resume at the open pit. The Company continues to target mining rates above 80,000 tonnes per day, and high grade open pit ore will continue to be re-directed to the Ocampo mill to take advantage of the better economics and recoveries through the mill circuit, thereby improving recovered metal content.

The Company continued its planned pre-stripping acceleration program during Q1 with 1,156,817 tonnes mined at the Picacho and Conico pits and expects to be extracting ore from the high grade Picacho Pit by mid-2008.

Ocampo Mill Circuit

	Q1 2008	Q4 2007	Q1 2007
Tonnes from the underground	81,128	96,881	104,696
Tonnes from the open pit	56,116	37,151	11,968
Total tonnes of ore processed	137,244	134,032	116,664
Total tonnes of ore processed per day	1,508	1,457	1,296
Average grade of gold processed(1)	3.33	2.57	3.45
Average grade of silver processed(1)	167.41	137.29	193.41
Gold equivalent grade processed(1)	6.49	5.04	7.40
Gold ounces produced	14,547	10,301	13,304
Silver ounces produced	616,528	475,111	669,836
Gold equivalent ounces produced	26,205	18,848	26,974

(1) Grams per tonne.

Total tonnes processed during the first quarter were 137,244, for an average of 1,508 tonnes per day which was slightly above the current name plate capacity of 1,500 tonnes per day, representing the best quarter in the history of the operation. During the month of March, the Company achieved 1,724 tonnes per day which is 15% higher than current name plate capacity. The Company anticipates expanding the capacity of the Mill to approximately 2,600 to 2,800 tonnes per day in the second half of 2008 with all long lead items ordered and delivered, or in the process of being delivered.

5

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Mill availability was improved to 85% for the quarter as a result of an improved maintenance program and more reliable power supply, due to an additional 5 megawatts of grid power being connected in late January 2008. The improved power supply predominantly resulted in mill availability improving to 95% by March 2008. In 2009, the Company anticipates having access to 20 megawatts of grid power that will eliminate reliance on diesel generators, thereby providing a far more reliable source of power at a significantly reduced cost to the Company.

Grades improved to 6.49 grams per tonne gold equivalent in the first quarter from 5.04 grams per tonne in the fourth quarter of 2007 as a result of quality control programs reducing dilution from both the underground and open pit. At the end of the quarter, ore stockpiles of 10,900 tonnes were placed ahead of the mill to minimize the possibility of production interruption due to possible feed variability from the underground or the open pit. This was a 13% decrease over the stockpiles at the end of the fourth quarter 2007. The focus going forward will remain on maintaining stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

Ocampo Crushing & Heap Leach Circuit

	Q1 2008	Q4 2007	Q1 2007
Open pit ore placed on the heap leach pad	725,688	616,121	669,022
Underground mine tonnes placed on heap leach pad	1,970	1,411	39,474
Total tonnes of ore processed	727,658	617,532	708,496
Total tonnes of ore processed per day	7,996	6,712	7,872
Average grade of gold processed(1)	0.71	0.63	0.69
Average grade of silver processed(1)	25.75	26.50	26.82
Gold equivalent grade processed(1)	1.19	1.43	1.24
Gold ounces produced	8,232	9,252	13,898
Silver ounces produced	226,934	270,949	373,471
Gold equivalent ounces produced	12,507	14,164	21,520

(1) Grams per tonne.

First quarter tonnes placed on the heap leach pad of 727,658 tonnes averaged 7,996 tonnes per day, an increase of 19% over Q4 2007 levels, representing the second best quarter in the history of the operation.

Construction on expanding the heap leach pad from 5 million to 12 million tonnes is currently underway with completion planned before the onset of the rainy season in late June or early July 2008. During a portion of this construction in the first half of the quarter the Company was unable to put approximately 120,000 tonnes of ore under leach. Construction has since advanced such that all areas are now currently under leach and recoveries will begin to improve in the coming months.

In January 2008, the Company began hauling old tailings that are outside of the reserves estimate, averaging 1.68 grams per tonne gold equivalent, to the heap leach pad. The Company believes that taking these high grade tailings will significantly reduce costs per ounce for the heap leach over the next few months and expects that stacking will be completed before the start of the wet season. Approximately 20,000 tonnes were stacked during the first quarter of 2008, leaving a balance of approximately 65,000 tonnes of high grade tailings to be placed over the next few quarters.

As at March 31, 2008, the Company had stacked 5.823 million tonnes on the heap leach pad at a grade of 0.77 grams per tonne gold and 31.48 grams per tonne silver, or approximately 1.38 gold equivalent grams per tonne.

As of the end of the first quarter, the Company has 112,487 tonnes of low grade ore grading 1.21 grams per tonne gold equivalent stockpiled ahead of the heap leach to minimize the impact of any open pit production issues due to unfavourable weather conditions and periods of equipment downtime.

6

Management’s Discussion and Analysis
For the three months ended March 31, 2008

The Company has retained a third party consulting firm to re-sequence the open pit and underground operations that will lead into engineering studies to examine the optimal heap leach and milling capacities, which may exceed those anticipated in the 2008 expansion program and the three year outlook released on March 31, 2008.

Ocampo Cash Costs

The Company saw continued improvement in cash costs per gold equivalent ounce at Ocampo in the first quarter of 2008. Cash costs improved to $462 per ounce, a reduction of 26% over the fourth quarter cash cost of $624. This improvement was driven by productivity improvements combined with the continued strengthening of key performance indicators such as daily mill tonnage, equipment availability and strong open pit production. The Company expects to continue delivering further improvements throughout 2008.

Ocampo Exploration

The primary focus of the 2008-2009 exploration strategy is a four stage design:

-

A development and drilling program at the advanced exploration Santa Eduviges underground target, which is located beneath the open pits and has the potential to become a third long term source of mill feed.

-

A 24,000 metre diamond drilling program in the underground mine to further delineate five new vein targets and to identify down dip extensions on seven veins.

-

A significant increase to 14,000 metres in exploration development in the Ocampo underground mine, aimed at expanding the original 7 veins to the targeted 21 veins.

-

Greenfield follow-up exploration on the 10,000 hectare land position, targeting several known anomalies including the Cerro Colorado vein lying parallel to and between the Ocampo vein structures and the Pinos Altos deposit.

Operational Review – El Cubo

As with Ocampo, in 2008 the Company is implementing a number of production and cost initiatives at the El Cubo mine.

Areas for
improvement		Measures to be taken throughout 2008		Update on progress

High Labour	-	Optimization of workforce to reduce total site	-	Contractor workforce reduction is planned in the second half of
Costs		manning of both employees and contractors		2008 when the third mill is placed on care and maintenance and surface ore haulage is phased out.
Processing	-	Advancing key capital projects by early 2008 to drive	-	Continued focus on determining ways to improve production
Facilities		production throughput and plant availability		throughput and plant availability.
	-	Integration of the El Cubo mine workings with the Las	-	Some ore is now being transferred via the underground workings
		Torres shaft and mill infrastructure		directly to the Torres shaft and mill infrastructure and it is expected
	-	All underground ore hauled via train at the 600 level		to be completed in mid 2008.
to the Las Torres shaft and plant
Equipment	-	Additional mobile equipment for the underground	-	Additional equipment is expected to arrive in the second half of
Availability	-	Improved preventative maintenance practices		2008.
implemented
Lack of	-	Focus on extending existing underground exploration	-	Continued focus on underground exploration and development to
Underground		development into areas of known structures which		build the number of available longhole stopes.
Development		have been neglected historically due to a lack of	-	Averaged 58 development metres per day in Q1 2008.
capital and priority
	-	Annualized target of 75 development metres per day
Underground	-	Improved overall mining methods	-	Introduced longhole mining methods.
Mining Method	-	Establish quality assurance / quality control team	-	A dedicated trainer was hired for longhole mining.
Selection		dedicated to dilution management	-	A dedicated quality assurance team now on site that is focused on reducing dilution.

7

Management’s Discussion and Analysis
For the three months ended March 31, 2008

El Cubo Underground and Milling Operations

	Q1 2008	Q4 2007	Q1 2007
Tonnes of ore mined and processed	171,625	160,278	122,779
Tonnes of ore mined and processed per day	1,886	1,742	1,364
Average grade of gold processed(1)	2.02	1.74	2.44
Average grade of silver processed(1)	92.15	88.18	115.96
Gold equivalent grade processed(1)	3.44	3.33	4.82
Gold ounces produced	10,320	8,017	7,925
Silver ounces produced	467,509	394,738	378,659
Gold equivalent ounces produced	19,234	15,112	15,652

(1) Grams per tonne

Two of the four mills have been placed on care and maintenance with the third mill expected to be placed on care and maintenance during the summer months, after which all ore will be routed to the 2,200 tonne per day Las Torres mill. In the first quarter of 2008, all administration functions were consolidated at the Las Torres facility.

In the first quarter, the Company reported improved productivity and financial results at El Cubo where production increased over the fourth quarter by 7% to 171,625 tonnes. Gold equivalent production increased by 27% over Q4 2007, as dilution initiatives continued to take hold and more higher grade in-situ ore was mined. The gold equivalent production in Q1 of 19,234 ounces represents the best quarter since the acquisition in 2006.

El Cubo Exploration

During 2006 and 2007, 40% of the gold and silver production was mined outside of reserves and this trend continued in Q1 2008, when approximately 24% of the first quarter production was mined outside of reserves and resources.

As with Ocampo, there is exploration opportunity at El Cubo with little of the land position being explored to date (the Company is currently only utilizing 700 hectares of El Cubo’s 8,500 hectares of total concessions).

During the first quarter, $2 million was allocated to the exploration program, which has identified drill priorities at Villalpando, La Loca / Dolores and San Nicolas with secondary targets at San Francisco Poniente, Imaculada, Vein 178, Soledad, Milenio, La Luz, Villalpando del Alto and Tuberos. In addition, the Company has significantly increased the amount of development exploration for 2008.

Guadalupe y Calvo Exploration Project

During 2007, the Company initiated a surface channel sampling and a 15-hole (2,400 metre) exploration drilling program on the Guadalupe y Calvo Exploration project. Based on preliminary results, the Company has decided to quadruple the exploration program in the coming 12 months, increasing the exploration budget from $1.5 million to $6 - 7 million. The Company has decided to expand the diamond drilling program and to complete a scoping study to determine the next steps for this advanced exploration property.

Significant potential exists at the Guadalupe y Calvo property with high grade intercepts discovered near surface and at depth. The current drilling program is designed to target the high grade ore to further test the continuity of the high grade mineralization along the Rosario and Nankin veins. After reviewing the results of a prior 37 hole drill program, the Company believes the structure remains open along strike and at depth. The expanded 2008 drilling program will allow the Company to update the resource estimate, conduct metallurgical testwork and to complete a scoping study for a potential open pit and underground operation.

Guadalupe has strong geological characteristics within a prolific mining district and combined with the results to date, the Company is confident that it will be able to quickly expand and upgrade Guadalupe’s resources.

8

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Expenses

(in thousands)

	Three months ended	Three months ended	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
General and administrative	$5,014	$5,202	$3,664
Amortization and depletion	$9,926	$6,547	$12,606

General and administrative costs increased by $1.4 million from Q1 2007 primarily due to an increase in wages and professional fees. The Company is managing a number of cost reduction initiatives that are expected to favourably impact general and administrative costs in 2008.

Amortization and depletion, which relates to mining activities, decreased by $2.7 million to $9.9 million for the quarter, compared to $12.6 million for Q1 2007. The decrease is primarily attributable to a reduction in ounces produced in Q1 2008 versus Q1 2007.

Other Income / (Expense)

(in thousands)

	Three months ended	Three months ended	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
Interest on long-term debt	$(570)	$(558)	$(2,486)
Foreign exchange gain / (loss)	$3,352	$(285)	$(1,632)
Interest and other income	$74	$39	$53

Interest on long-term debt decreased by $1.9 million to $0.6 million in the first quarter of 2008 from $2.5 million in Q1 2007. The decrease resulted from a reduction in the balance outstanding on the Company’s credit facility, which was $120 million at the end of the first quarter of 2007. The Company used a significant portion of the proceeds of the 2007 $200 million CAD equity offering to repay the $120 million credit facility in late April 2007. At the end of the current quarter, the Company had drawn $32.8 million on its $60 million credit facility.

Foreign exchange gains increased by $5.0 million from Q1 2007 to $3.4 million in Q1 2008 as a result of the translation of the Company’s operations in Canadian dollars and Mexican pesos to US dollars.

The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso. The Company earned interest on short-term investments and other income of $0.07 million during the first quarter of 2008, compared to $0.05 million in the same quarter of 2007.

Income Tax Expense / (Recovery)

During the quarter ended March 31, 2008, the Company incurred a current tax expense of $1.8 million and future income tax expense of $1.9 million, versus a future tax recovery of $4.5 million in Q1 2007. This increase in current tax expense results from the implementation of the Mexican Single Rate on January 1, 2008. Under this new tax regime, the Company’s Mexican subsidiaries now pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

9

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Financial Condition

(in thousands)

	As at	As at
	March 31, 2008	December 31, 2007
			Current assets increased in Q1 2008 primarily due to an increase in
Current assets	$81,672	$69,525	inventory on hand at the end of the period, and increased cash
			balances resulting from higher realized sales prices.

			Long-term assets increased in Q1 2008 as a result of capital
Long-term assets	$687,527	$684,427	acquisitions, offset by quarterly amortization and depletion.

Total assets	$769,199	$753,952
			Current liabilities increased in Q1 2008 primarily as a result of the
Total current liabilities	$55,315	$50,352	timing of payables and accruals.

			Long-term liabilities increased in Q1 2008 largely due to increases in
Total long-term liabilities	$117,482	$116,950	the long-term future tax liability and employee future benefits
			obligation.

Total liabilities	$172,797	$167,302
			Shareholders’ equity increased in Q1 2008 as a result of positive
Shareholders’ equity	$596,402	$586,650	earnings in the quarter, and exercises of stock options which
			increased the capital stock balance.

Liquidity and Capital Resources

The balance of cash and cash equivalents as at March 31, 2008 was $7.4 million compared to $3.6 million at the end of Q4 2007. In the fourth quarter of 2007, the Company obtained a $60 million revolving credit facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008. Details of the Company’s operating, financing and investing activities are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, and its ability to obtain equity or other sources of financing.

Operating activities contributed $14.6 million during the first quarter of 2008 compared to Q1 2007, when operating activities used cash flows of $9.3 million. This $23.9 million positive change in operating cash flow primarily results from a reduction in non-cash working capital of $6.1 million, and an increase in cash flows from earnings of $17.8 million.

Investing activities for the quarter ended March 31, 2008 used cash of $13.5 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $11.2 million in Q1 2007. The Company has committed to purchase $9.1 million in equipment that will be financed by operating cash flow, and will be delivered throughout 2008.

Financing activities for the first quarter of 2008 contributed cash of $2.6 million compared to Q1 2007, when financing activities contributed $18.9 million. This $16.3 million decrease is primarily due to a reduction in net proceeds received on the exercise of stock options of $16.5 million, due to fewer exercises of options in the current year. In addition, the Company made a $2.1 million principal debt repayment on its credit facility during the first quarter of 2008. Two further repayments of $1.5 million each were made in early April 2008 and early May 2008. As at March 31, 2008, the Company had exercisable stock options in-the-money that would inject $53.5 million CAD into the Company if exercised.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s rapid development, while optimizing the Company’s capital structure through the appropriate mix of capital. The operational turn-around that is underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company’s balance sheet and liquidity position. In today’s metal price environment, the Company anticipates that funding from existing cash reserves, operating cash flows and the in-place credit facility will be more than sufficient to fund the Company’s anticipated working capital requirements and growth plans in 2008.

10

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Contractual Obligations

A summary of the Company’s contractual obligations is summarized as follows:

(in thousands)

	Total	Less than one year	1 – 3 years
Long-term debt	$32,985	$32,849	$136
Interest on long-term debt	752	752	-
Capital leases	2,996	1,815	1,181
Future purchase commitments	9,118	9,118	-
Total	$45,851	$44,534	$1,317

The Company does not have any contractual obligations which extend beyond 3 years.

Outstanding Share Data

The Company’s share capital was comprised of the following as at March 31, 2008:

	March 31, 2008	March 31, 2007
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A"
preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B"
preferred shares, redeemable at paid-in value
Issued:
Common shares	118,326,068	105,094,463

At May 7, 2008, the Company had common shares outstanding of 118,326,068.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
Production costs – labour(1)	$8,830	$7,817
Mining interests – labour(1)	$294	$567
Production costs – mine consumables(2)	$1,378	$-

(1) The Company pays a third party company related to Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 10%. Gammon is committed to a fair and transparent procurement process for all goods and services and accordingly, in late 2007, a competitive bid process was conducted. Four organizations submitted bids after which the same related party was selected as the most competitively priced and best resourced organization to provide the requested services.

(2) The Company pays a third party company related to Mr. Canek Rangel, a director of the Company, for the provision of mine consumables. The Company believes these costs are at fair market value.

11

Management’s Discussion and Analysis
For the three months ended March 31, 2008

The amounts owing to related parties are recorded as a payable on the balance sheet.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Directors and officers of the Company are entitled to hold management incentive stock options. The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Non-GAAP Measures

Total Cash Cost per Ounce Calculation

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold. The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

	Three months ended	Three months ended	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007

Production cost per financial statements	$26,697	$33,511	$37,440
Refining cost per financial statements	374	326	475
Total cash costs	$27,071	$33,837	$37,915
Divided by gold equivalent ounces sold(1)	55,099	49,969	66,305
Total cash cost per gold equivalent ounce	$491	$676	$575
Total cash costs (per above)	$27,071	$33,837	$37,915
Less: Silver revenue (see below)	(22,088)	(16,951)	(19,760)
	$4,983	$16,886	$18,155
Divided by gold ounces sold	31,455	28,665	36,322
Total cash cost per gold ounce(2)	$158	$589	$500
Average realized silver price	$17.69	$14.32	$13.45
Multiplied by silver ounces sold	1,248,594	1,183,729	1,469,178
Silver revenue	$22,088	$16,951	$19,760

(1) Gold equivalent ounces are calculated based on actual sales.

(2) The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

12

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Net Free Cash Flow

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)

	Three months ended	Three months ended	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007

Cash flows from operating activities per
financial statements	$14,553	$2,704	$(9,260)

Less: Capital expenditures per financial
statements	12,961	13,470	11,165

Net free cash flow	$1,592	$(10,766)	$(20,425)

Risks and Uncertainties

The operations of Gammon are high-risk due to the nature of mining, exploration, and development activities, all of which are conducted in Mexico. For a more detailed discussion of the risk factors and other information, please refer to the Company’s 2007 MD&A, and 2007 Annual Information Form, which are available at www.sedar.com or www.gammongold.com.

Changes in Accounting Policies

(i) Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of supplies inventories to property, plant, and equipment related to major spare parts on January 1, 2008. Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments. This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company.

(iii) Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard did not have any effect on the financial position or performance of the Company.

13

Management’s Discussion and Analysis
For the three months ended March 31, 2008

The following is an overview of a recent accounting pronouncement that the Company will be required to adopt in future years:

(i) Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009. The Company does not expect that this Section will have a significant effect on the Company’s financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Further information on the Company’s critical accounting estimates is included in the Company’s 2007 MD&A.

Financial Instruments

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties in the Company’s 2007 MD&A. As at March 31, 2008, Gammon had not entered into any derivative contracts for the purpose of hedging exposure to commodity prices, interest rates and foreign exchange rates.

Controls and Procedures

At the end of the first quarter of 2008, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2008, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

14

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Summary of Quarterly Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Gold ounces sold	31,455	28,665	25,104	31,006	36,332	33,866	17,112	13,672
Silver ounces sold	1,248,594	1,183,729	1,068,809	1,306,267	1,469,178	1,138,986	435,554	251,155
Gold equivalent ounces sold(1)	55,099	49,969	44,863	57,063	66,305	57,111	25,652	18,409
Gold equivalency rate(2)	53	56	54	51	49	49	51	54
Revenue from mining
operations	$51,368	$39,700	$30,444	$38,415	$43,500	$34,381	$16,456	$11,508
Production costs	$26,697	$33,511	$33,957	$39,713	$37,440	$18,129	$12,698	$3,968
Net earnings / (loss)	$8,489	($20,729)	($44,835)	($25,488)	($10,262)	($3,292)	($15,115)	($2,215)
Net earnings / (loss) per
share, basic	$0.07	($0.19)	($0.38)	($0.23)	($0.10)	($0.04)	($0.16)	($0.03)
Net earnings / (loss) per
share, diluted(3)	$0.07	($0.19)	($0.38)	($0.23)	($0.10)	($0.04)	($0.16)	($0.03)
Cash from (used in)
operations	$14,553	$2,704	($10,572)	($17,065)	($9,260)	$5,953	($16,324)	($2,051)
Net free cash flow(4)	$1,592	($10,766)	($36,648)	($35,494)	($20,425)	($41,507)	($33,653)	($40,075)
Average realized gold price(5)	$928.00	$795.00	$678.97	$676.95	$655.67	$608.53	$604.42	$615.97
Average realized silver price(5)	$17.69	$14.32	$12.54	$13.34	$13.40	$12.54	$11.88	$11.45
Total cash costs, per gold
equivalent ounce(4)	$491	$676	$764	$702	$575	$323	$500	$219
Cash dividends declared	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

(1) Gold equivalent ounces are calculated based on actual sales.
(2) Silver ounce equal to one gold ounce.
(3) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2006 through Q4 2007, as all factors were anti-dilutive.
(4) See the Non-GAAP Measures section on page 12.
(5) Average realized prices are on a per ounce basis.

Cautionary Note to U.S. Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term "resources" does not equate to the term "reserves", and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") (see Note 2: Summary of Significant Accounting Policies to the 2007 annual financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

15

Management’s Discussion and Analysis
For the three months ended March 31, 2008

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

16